UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY LATIN AMERICA LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State of or other jurisdiction of incorporation or organization)	98-1386359 (I.R.S. Employer Identification No.)
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Address of principal executive offices)	Not Applicable (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
9.0% Fixed Rate Cumulative Perpetual Redeemable Series A Preference Shares	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates: None (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.Description of Registrant’s Securities to be Registered.
The securities to be registered hereby are the 9.0% Fixed Rate Cumulative Perpetual Redeemable Series A Preference Shares, US$0.01 par value per share (the “Series A Preference Shares”), of Liberty Latin America Ltd., a Bermuda exempted company (the “Registrant”).
The Registrant has been informed that the Series A Preference Shares will trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “LILAP.”
A description of the Series A Preference Shares as set forth in the Resolution of the Registrant establishing the 9.0% Fixed Rate Cumulative Perpetual Redeemable Series A Preference Shares (the “Preference Share Designation”) is set forth below. The description of the Registrant’s preference shares contained in the Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed February 18, 2026 (File No. 001-38335)) is incorporated herein by reference and made part of this registration statement in its entirety.
Dividends
Subject to the prior preferences and other rights of any Senior Stock (as defined in the Preference Share Designation), the holders of shares of Series A Preference Shares are entitled to receive, when, as and if declared payable by the board of directors of the Registrant (the “Board”), out of legally available funds, preferential dividends that accrue and cumulate as provided for in the Preference Share Designation.
Dividends on each share of Series A Preference Shares accrue on a daily basis at a rate of 9.0% per annum of the liquidation price (as described below).
If declared, accrued dividends are payable quarterly on each dividend payment date, which is March 15, June 15, September 15, and December 15 of each year, commencing with September 15, 2026 (or, if such date is not a business day, the next business day after such date).
To the extent the dividend amount due to the holders of Series A Preference Shares is not paid in full on a dividend payment date for any reason then, subject to a 30-day cure period, all dividends (whether or not declared payable) that have accrued on a share of Series A Preference Shares during the dividend period ending on the day immediately preceding such dividend payment date and which remain unpaid will be added to the liquidation price of such share and remain a part thereof until paid together with all dividends that have accrued to the date of such payment with respect to that portion of the liquidation price which consists of accrued and unpaid dividends.
Subject to certain exceptions, so long as any shares of Series A Preference Shares are outstanding, the Registrant may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any Junior Stock or any Parity Stock (as each such term is defined in the Preference Share Designation), or set aside funds for any such purposes, unless and until (i) all accrued and unpaid dividends (whether or not declared) which have been added to and remain part of the liquidation price have been paid (or appropriately set aside), and (ii) the Registrant has paid in full (or appropriately set aside) all redemption payments with respect to the Series A Preference Shares that the Registrant is then obligated to pay.
Distributions Upon Liquidation, Dissolution or Winding Up
Subject to the prior payment in full of any Debt Instrument (as defined in the Preference Share Designation) and other liabilities owed to the Registrant’s creditors and the preferential amounts to which any Senior Stock is entitled, if any Liquidation Event (as defined in the Preference Share Designation) occurs, the holders of shares of the Series A Preference Shares are entitled to receive from the assets of the Registrant, before any payment or distribution is made to the holders of shares of any Junior Stock, an amount in property or cash or a combination thereof, as determined by the Board in good faith, per share, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued to but excluding the date of distribution of amounts payable to holders of shares of Series A Preference Shares in connection with such Liquidation Event since the immediately preceding dividend payment date, which payment will be made pari passu with any such payment made to the holders of shares of any Parity Stock.
The liquidation price of each share of Series A Preference Shares as of any date is the sum of (i) $25, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share that have been added to and then remain unpaid as of such date.
Optional Redemption
On any business day occurring on or after the fifth anniversary of the original issue date of the Series A Preference Shares (the “No Call Period”), the Registrant is permitted, at any time and from time to time, to redeem all or a portion of the outstanding shares of Series A Preference Shares out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from (and including) the most recent dividend payment date to (but not including) the date of redemption; provided that the Registrant may effect an optional redemption prior to the No Call Date as described below under the heading “Extraordinary Transactions; Other Transactions.”
The Preference Share Designation places certain restrictions on the Registrant in the event the Registrant does not have funds legally available to satisfy its redemption obligations, as set forth in Section 4(g) of the Preference Share Designation.
Extraordinary Transactions; Other Transactions
In the event of any Extraordinary Transaction (as defined in the Preference Share Designation) the Board, in its sole discretion, will determine (with such determination disclosed by public announcement on or before the consummation of such Extraordinary Transaction) whether the outstanding Series A Preference Shares will be (i) cancelled and paid out of the consideration payable to the shareholders of the Registrant in such Extraordinary Transaction the liquidation price plus all unpaid dividends (whether or not declared payable) accrued from (and including) the most recent dividend payment date to (but not including) the date of cancellation, (ii) exchanged for Substitute Preference Shares (as defined in the Preference Share Designation), (iii) redeemed pursuant to the optional redemption provisions or (iv) remain outstanding, subject to the voting rights described below under the heading “Voting Power.”
In the event of an amalgamation, exchange, merger or similar transaction that is not an Extraordinary Transaction, the Board, in its sole discretion, may determine that the outstanding Series A Preference Shares will be cancelled and, in exchange therefor, the holders of Series A Preference Shares will be entitled to receive shares of Substitute Preference Shares connection with such transaction; provided that nothing will otherwise prohibit a redemption pursuant to the optional redemption provisions.
In the event of a spin-off, the Board may determine that the outstanding Series A Preference Shares will be cancelled and, in exchange therefor, the holders of Series A Preference Shares will be entitled to receive preference shares of the entity being spun off having powers, preferences and rights substantially identical to the Series A Preference Shares (except for any change to such powers, preferences, or rights that do not materially and adversely affect the Series A Preference Shares).
Preemptive Rights
The holders of shares of Series A Preference Shares do not have any preemptive right to subscribe for or purchase any capital stock or other securities which may be issued by the Registrant.
Voting Power
Generally
The holders of the Series A Preference Shares will not have any voting rights or powers, except (i) in such cases where, under the Companies Act 1981 of Bermuda, as amended from time to time, non-voting shares are required to carry the right to vote, in which case, each Series A Preference Share will be entitled to 1/100th of a vote, voting together as a single class with all common shares of the Registrant, (ii) in such cases where the Board has determined that the Series A Preference Shares will remain outstanding upon the consummation of an Extraordinary Transaction and such transaction, if consummated, would result in a material and adverse change to the powers, preferences or rights of the Series A Preference Shares, in which case, the affirmative vote or consent of 2/3rds of all of the then-outstanding Series A Preference Shares, voting as a single class, will be required, (iii) as permitted pursuant director nomination provision set forth in Section 9 of the Preference Share Designation (as described below under the subheading “—Preferred Directors”) or (iv) with regard to any waiver, modification or amendment to the Preference Share Designation, in which case, the approval of the holders of a majority of the then-outstanding Series A Preference Shares will be required, which may be granted either in a meeting of the holders or by way of written consent.
Preferred Directors
So long as there remain outstanding shares of Series A Preference Shares having an aggregate liquidation price in excess of 25% of the aggregate liquidation price of the shares of Series A Preference Shares issued on the Original Issue Date (the “Threshold Amount”), holders of Series A Preference Shares will have the below director election rights.
Subject to the preceding paragraph, if dividends on any shares of the Series A Preference Shares have not been declared and paid for at least six quarterly periods, whether or not consecutive (a “Dividend Director Event”), then the authorized number of directors on the Board will automatically be increased by two and the holders of the Series A Preference Shares, voting together as a single class with holders of any and all Voting Parity Stock (as defined in the Preference Share Designation) then outstanding, will be entitled, at the Registrant’s next annual meeting of members or at a special meeting of members, if any (as described below), to vote for the election of such additional members of the Board (the “Preferred Directors”). Notwithstanding the foregoing, the Preference Share Designation prohibits the election or appointment of any Preferred Director if it would cause the Registrant to violate the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which the Registrant’s common stock may be listed or quoted), including the requirement that the Board have a majority of independent directors. The Preferred Directors will stand for reelection annually, at each subsequent annual meeting of members, so long as the holders of the Series A Preference Shares continue to have such voting powers.
If a Dividend Director Event has occurred, holders of record representing in the aggregate at least 25% of the then-outstanding shares of the Series A Preference Shares and any Voting Parity Stock, acting together as a single class, may request that a special meeting of members be called to elect such Preferred Directors; provided that if the Registrant’s next annual or a special meeting of members is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Directors, to the extent otherwise permitted by the Registrant’s bye-laws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of members.
At any meeting of members of the Registrant at which the holders of the Series A Preference Shares are entitled to elect Preferred Directors, at least a majority of the voting power of the then-outstanding shares of Series A Preference Shares and of all Voting Parity Stock, voting together as a single class, must be present in person or represented by proxy at the meeting to constitute a quorum, and the Preferred Directors shall be elected by a plurality of the combined voting power of the shares of Series A Preference Shares and all Voting Parity Stock, voting together as a single class, present in person or represented by proxy at any such meeting and entitled to vote thereon.
At such time as (i) the Threshold Amount is no longer issued and outstanding or (ii) (a) the Registrant has paid all accrued and unpaid dividends (whether or not declared) which have been added to and then remain part of the liquidation price as of such date, together with all dividends that have accrued to the date of the payment of such amounts, and (b) thereafter the Registrant has paid in full all dividends for each subsequent dividend period for at least four consecutive quarters, then automatically and without any further action, the right of the holders of shares of Series A Preference Shares to elect the Preferred Directors (and to call a special meeting of members for such election) will terminate and the persons then serving as such Preferred Directors will immediately cease to be directors of the Registrant.
Any Preferred Director may be removed at any time, with or without cause, by the holders of shares of Series A Preference Shares and the record holders of shares of any Voting Parity Stock representing in the aggregate at least a majority of the voting power of the shares of Series A Preference Shares and all Voting Parity Stock, voting together as a single class. Any vacancy in respect of any Preferred Director directorship will remain vacant until the earlier of the time upon which a Preferred Director is elected with respect to such Preferred Director directorship at any meeting of shareholders of the Registrant. The Preferred Directors will each be entitled to one vote per director on any matter on which members of the Board as a whole are entitled to vote.
Exchange Controls
The Registrant is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes. Issues and transfers of the preferred shares involving persons regarded as non-residents of Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act 1972 of Bermuda and regulations thereunder for so long as the preferred shares are listed on an appointed stock exchange (which includes Nasdaq). Issues and transfers of preference shares involving persons regarded as residents in Bermuda for exchange control purposes may require specific prior approval under the Exchange Control Act 1972 of Bermuda and regulations thereunder.
The owners of Series A Preference Shares who are non-residents of Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Registrant is classified as a non-resident of Bermuda for exchange control purposes, there are no restrictions on its ability to transfer funds into and out of Bermuda or to pay dividends, other than in respect of local Bermuda currency.
There is no reciprocal tax treaty between Bermuda and the U.S. regarding withholding taxes. Under existing Bermuda law, there is no Bermuda withholding tax on dividends paid by the Registrant to its shareholders. Furthermore, under existing Bermuda law, there is no sale or transfer tax applicable in respect of the Series A Preference Shares.
The foregoing description of the terms of the Series A Preference Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Preference Share Designation, which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2.Exhibits.
The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit No.	Description
3.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 the Registrant’s Registration Statement on Form S-1 filed on November 16, 2017 (File No. 333-221608)).
3.2	Memorandum of Increase of Share Capital of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 5, 2018 (File No. 001-38335)).
3.3	Bye-laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 5, 2018 (File No. 001-38335)).
4.1
Preference Share Designation of the 9.0% Fixed Rate Cumulative Perpetual Redeemable Series A Preference Shares, US$0.01 par value per share, of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on May 21, 2026 (File No. 001-38335)).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
LIBERTY LATIN AMERICA LTD.
Date: May 28, 2026    By:    /s/ John M. Winter
Name:    John M. Winter
Title:    Senior Vice President, Chief Legal Officer and
Secretary